Exhibit 4.02

DESCRIPTION OF COMPANY SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

This section summarizes certain information regarding the Common Stock, $0.01 par value per share (the “Common Stock”), of UFP Technologies, Inc., a Delaware corporation (“we”, “us”, “our” or the “Company”), which constitutes the only class of the Company’s securities that is registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description is only a summary and does not purport to be complete and is qualified by reference to our certificate of incorporation, as amended (our “Certificate of Incorporation”), and our amended and restated bylaws (our “Bylaws”), each of which is incorporated by reference as exhibits to our annual report on Form 10-K. For additional information, please read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the General Corporation Law of Delaware (the “DGCL”).

Common Stock

General

As of June 7, 2023, we had 20,000,000 shares of Common Stock authorized for issuance. All of the issued and outstanding shares of our Common Stock are fully paid and non-assessable. Each share of Common Stock entitles the holder of record thereof to one vote on all matters to be voted on by stockholders. We do not have a classified Board of Directors. The full Board of Directors is subject to reelection at each annual meeting of our stockholders. When a quorum is present at any meeting of stockholders, directors are elected by a plurality of the votes cast by stockholders entitled to vote at the meeting. Our common stockholders do not have cumulative voting rights in the election of directors.

The Common Stock is entitled to receive dividends, if any, as declared by our board of directors from legally available funds.  The terms of any outstanding shares of Preferred Stock may provide that dividends may not be paid on Common Stock unless all accrued dividends on Preferred Stock, if any, have been paid or declared and set aside. In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to share ratably in all assets available for distribution to the stockholders, subject to prior distribution rights of our Preferred Stock, if any, then outstanding. Our Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. Except as may be required by applicable law or the rules of any stock exchange or automated quotation system on which shares of our Common Stock may be listed or traded, our Board of Directors has the authority to issue, without further stockholder approval, our authorized but unissued shares of Common Stock. The authority of our Board of Directors to issue authorized but unissued shares of our Common Stock might be considered as having the effect of discouraging an attempt by another person or entity to effect a takeover or otherwise gain control of us, since the issuance of additional shares of our Common Stock would dilute the voting power of our Common Stock then outstanding.

Stockholder Meetings

Our Bylaws provide that special meetings of our stockholders may be called at any time only by the Company’s president, Chief Executive Officer or the Board of Directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to nominate directors or bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the Secretary of the Company. To be timely, notice must be delivered to the Company’s Secretary at the Company’s principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Our Bylaws also specify requirements as to the substance and form of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors.

Blank Check Preferred Stock

Our Board of Directors, without further stockholder approval (except as may be required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded) has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more class or series, and to fix the rights, preferences, privileges and restrictions thereof. If our Board of Directors elects to exercise its authority to issue shares of such Preferred Stock, the rights and privileges of holders of shares of our Common Stock could be made subject to the rights and privileges of such class or series of Preferred Stock. The issuance of such Preferred Stock or even the ability to issue Preferred Stock could also have the effect of delaying, deterring or preventing a change of control or other corporate action.

Certificate of Incorporation

Various other provisions of our Certificate of Incorporation, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may have the effect of delaying, deferring, discouraging or preventing a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Anti-Greenmail Provision

Our Certificate of Incorporation contains a so-called “anti-greenmail” provision. This provision is intended to discourage speculators who accumulate beneficial ownership of a significant block of stock of a company and then, under the threat of making a tender offer or instigating a proxy contest or some other corporate disruption, succeed in extracting from the company a premium price to repurchase the shares acquired by the speculator. This tactic is known as greenmail. The anti-greenmail provision prohibits us from purchasing any shares of our Common Stock from a person, known by the Company to be a related person, who has beneficially owned such Common Stock or right to purchase such Common Stock for less than two years prior to the date of such purchase, at a per share price in excess of the fair market value at the time of the purchase unless the purchase is approved by the holders of two-thirds of the then outstanding voting stock, excluding any votes cast by the related person. The term “voting stock” means the shares of the capital stock of the Company entitled to vote generally in the election of directors. The term “related person” means any person (other than the Company or a subsidiary of the Company or any individual who is a stockholder of the Company on the Merger Date (as defined in the Certificate of Incorporation), together with its affiliates and associates, who acquires more than five percent of our Common Stock. Stockholder approval is not required for such purchases when the offer is made available on the same terms to all holders of shares of our Common Stock or when the purchases are effected on the open market. The affirmative vote of the holders of at least two-thirds of the outstanding shares of our voting stock, voting together as a single class, shall be required to alter, change, amend, repeal or adopt any provision inconsistent with this anti-greenmail provision.

Supermajority Vote Required for Certain Actions not Approved by Continuing Directors

Our Certificate of Incorporation contains a provision that requires the affirmative vote of the holders of 80% of our outstanding Common Stock to approve amendments to our Certificate of Incorporation or to approve extraordinary transactions that are required to be approved by stockholders under the DGCL, including mergers, sales of substantially all of the Company’s assets and dissolution, if the actions are not approved by a majority of our continuing directors. Our Certificate of Incorporation provides that the affirmative vote of the holders of only a majority of our outstanding Common Stock is required to approve such matters if they have been approved by our continuing directors. The term “continuing director” is defined to mean (i) any member of our Board of Directors who is unaffiliated with a related person and was a member of our Board of Directors prior to the time any such person became a related person and (ii) any successor to such a continuing director who is not affiliated with any related person and is recommended to succeed a continuing director by a majority of the continuing directors then on the Board of Directors. A majority of the continuing directors can designate a new director to be a continuing director, even though such person is affiliated with a related person. The effect of this provision of our Certificate of Incorporation would be to make it unlikely that any transaction requiring a stockholder vote would receive the requisite approval unless supported by our management.

Delaware Business Combination Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date the stockholder becomes an interested stockholder, unless:

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before the stockholder becomes an interested stockholder, the corporation’s board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder;

●	after the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s outstanding voting stock; or

●

on or subsequent to such date, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the corporation’s outstanding voting stock that is not owned by the interested stockholder.

An “interested stockholder” is a person or entity who directly or indirectly owns 15% or more of the corporation’s outstanding voting stock. A “business combination” includes a merger, asset sale or other transaction which results in a financial benefit to the interested stockholder.

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